SEC FILE NO. 70-8409














                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                                OF COMPLETION OF

                                  TRANSACTIONS





                      JERSEY CENTRAL POWER & LIGHT COMPANY

                           METROPOLITAN EDISON COMPANY

                          PENNSYLVANIA ELECTRIC COMPANY

                                    GPU, INC.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


In the Matter of                          )
Jersey Central Power & Light Company      )
Metropolitan Edison Company               )
Pennsylvania Electric Company             )
GPU, Inc.                                 ) Certificate Pursuant
                                          ) to Rule 24 of
SEC File No. 70-8409                      ) Completion of
                                          ) Transactions
(Public Utility Holding                   )
Company Act of 1935)                      )
                                          )
                                          )


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

The undersigned, Jersey Central Power & Light Company ("JCP&L"), Metropolitan Edison Company ("Met-Ed"), Pennsylvania Electric Company ("Penelec"), and GPU, Inc., ("GPU") (collectively, the "GPU Companies") hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, as amended, that the transactions authorized by the Commission's Orders, dated January 26, 1996 and July 22, 1997, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Declaration, as amended and post-effectively amended, in SEC File No. 70-8409, as follows:

      1. On October 29, 1998, following a competitive auction process, the GPU Companies entered into a series of agreements to sell substantially all of their fossil and hydroelectric generating stations to Sithe Energies, Inc. ("Sithe"). Following receipt of all regulatory and other approvals, the GPU Companies completed these sales to various subsidiaries of Sithe on November 24, 1999.

      2. In addition, as part of the transactions, Sithe acquired certain other associated assets and liabilities including employees, related contracts, inventories, fuel and certain intellectual property, as well as all of the outstanding common stock of GPU Generation, Inc. ("GENCO"), which has been renamed Sithe Northeast Management Inc. Sithe Northeast Management Inc. also assumed GENCO's Operating Agreements with respect to the Keystone and Conemaugh generating stations.

      3. As part of the Sithe transactions, the Generating Station Operating Agreement between GENCO and the GPU Companies and the Service Agreement between GENCO and GPU Service, Inc., both of which relate to the operation and maintenance of non-nuclear generation facilities, were terminated.




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      4. The Forked River,  Yards Creek and York Haven stations were not sold to
Sithe. Accordingly, following the sale of GENCO to Sithe, operating and maintenance responsibility for these units was re-assumed by their owners - JCP&L in the case of the Forked River and Yards Creek stations and Met-Ed in the case of the York Haven Station.

      5. In connection with Penelec's sale of its 50% undivided ownership interest in the Homer City Generating Station to Edison Mission Energy on March 18, 1999, the Operating Agreement with GENCO with respect to the Homer City Station was terminated.

      6. In connection with Penelec's sale of its 20% undivided ownership interest in the Seneca Pumped Storage Hydroelectric Station to The Cleveland Electric Illuminating Company on July 26, 1999, the Operating Agreement with GENCO with respect to the Seneca Station was terminated.

      7. The following exhibits are filed in Item 6:

         F-1(b)    "Past-tense" opinion of Berlack, Israels & Liberman LLP.

         F-3(a)    "Past-tense" opinion of Ryan, Russell, Ogden & Seltzer LLP.





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                                    SIGNATURE


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                   JERSEY CENTRAL POWER & LIGHT COMPANY
                                   METROPOLITAN EDISON COMPANY
                                   PENNSYLVANIA ELECTRIC COMPANY
                                   GPU, INC.



                                   /s/ T. G. Howson
                                   -----------------------------
                                   T.G. Howson
                                   Vice President and Treasurer


Date:  January 14, 2000